(m)(4)(i)

AMENDED SCHEDULE 1

with respect to the

SHAREHOLDER SERVICES PLAN

for

ING SERIES FUND, INC.

CLASS O SHARES

Series	Maximum Service Fees
(as a percentage of average daily net assets)
ING Capital Allocation Fund	0.25%

ING Core Equity Research Fund	0.25%

ING Index Plus LargeCap Fund	0.25%

ING Index Plus MidCap Fund	0.25%

ING Index Plus SmallCap Fund	0.25%

ING Money Market Fund	0.25%

ING Small Company Fund	0.25%

Date last updated: December 15, 2011